May 25, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	H. Roger Schwall, Assistant Director
Melissa Campbell Duru, Attorney

Re:	Terax Energy, Inc.
Registration Statement on Form SB-2
Filed March 9, 2006
File No. 333-72230
Form 10-KSB for the Fiscal Year Ended June 30, 2005
File No. 333-72230
Form 10-QSB for the Fiscal Quarter Ended December 31, 2005
File No. 333-72230

Ladies and Gentlemen:

          The following responses address the comments of the reviewing Staff of the Commission (the “Staff”) as set forth in its letter dated April 7, 2006 relating to the Registration Statement on Form SB-2 (the “Registration Statement”) of Terax Energy, Inc. (“Terax” or the "Company"). On behalf of the Company, we respond as follows:

Form SB-2

General

1.	For all comments issued below on your Forms SB-2, 10-KSB and 10- QSB, please make parallel changes to the accounting and disclosures in all documents, where appropriate.

Response:

Parallel changes to the accounting and disclosures were made in all documents.

2.	Please check the page numbers of your filing as there appear to be two sets, which are out of sequence; one set of page numbers will suffice.

Response:

We have revised to use one set of page numbers.

Selling Stockholders, page 34

3.

Please identify any selling stockholders who are registered broker- dealers or affiliates of registered broker-dealers. If you determine that any selling stockholder is a registered broker-dealer, please revise your disclosure to indicate that such selling stockholder is an underwriter, unless such selling stockholder received its shares as compensation for underwriting activities. With respect to any affiliate of a registered broker-dealer, please disclose, if true, that such selling stockholder acquired its shares in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the securities. If not, you must indicate that such selling stockholder is an underwriter.

Response:

We have indicated that none of the selling stockholders is a registered broker-dealer or affiliate of registered broker-dealers except for JP Turner & Company, L.L.C, who is a registered broker-dealer. We have also revised to indicate that JP Turner received the warrants as compensation for placement agency services rendered to the Company.

Form 10-KSB

Description of Business, page 1

Introduction

4.	Please expand your disclosure to elaborate on your characterization of the company as a “managed risk” company.

Response:

We have revised to delete the words “managed risks” from page 1 of the 10-KSB/A and pages 2 and 20 of the SB-2/A.

Financial Statements

Reports of Independent Registered Public Accounting Firms, page F-I

5.

Please ask your auditors Malone & Bailey, PC to revise the opinion paragraph of their audit report to specify the periods of your results of operations and cash flows that their opinion covered, to comply with the requirement of Regulation SX, Rule 2-02(c)(1). Refer to AU Section 508.08 for further guidance and example. Also, since you have presented financial statements covering the period from October 17, 2000 (Inception) to June 30, 2005, please ask Malone & Bailey, PC to clarify whether or not they have audited your cumulative amounts from inception to June 30,2005, and if so, whether they relied on the work of your prior auditors, Beckstead and Watts, LLP for the period from inception through December 31, 2004. Your auditors may refer to the guidance in AU Sections 543.02 through 543.09 for further clarification.

Response:

Malone & Bailey, PC has revised its opinion in accordance with the Staff’s comment.

6.

We note that the audit report from your prior auditors, Beckstead and Watts, LLP, refers to the audit of your financial statements for the period from October 17, 2000 (Date of Inception) to December 31, 2004. As you have not presented financial statements for this period of time, unless your current auditors revise their opinion to extend audit coverage to the cumulative information through June 30, 2005, and to express reliance on the work of your prior auditors for coverage through June 30, 2004, this language will likely need to be removed from the opinion upon reissuance.

Response:

Beckstead and Watts, LLP has revised its opinion in accordance with the Staff’s comment.

Note 3— Stockholders’ Equity, page F-9

7.

We note your disclosure on page 2 indicating that you accounted for your acquisition of Erath Energy, Inc. (EEI) using the “purchase method of accounting.” Given that (EEI) had not conducted any operations other than lease acquisitions, and therefore is not considered a business, we believe your characterization of this transaction as an asset acquisition on page F- 5 is more appropriate. The purchase method of accounting is typically used to refer to an acquisition of a business. Please revise your disclosures accordingly. Additionally, please expand your disclosure to discuss how you determined the value of your EEI acquisition and the per share price of the shares that you issued to the sellers as consideration for the exchange. Finally, tell us the level of ownership in your company held by the recipients of shares in this transaction immediately before and after the transaction.

Response:

We have revised to disclose that the acquisition of Erath Energy, Inc. (“EEI”) was accounted for as an acquisition. In addition we have revised to expand the discussion to discuss how the acquisition was valued and the price per share issued to the sellers. We have also expanded to disclose that Holywell Technological Investments Ltd. and First Finance Limited, the recipients of the shares issued in the transaction, did not own any shares of Terax before the transaction and after the transaction collectively held 1,590,000 shares. The spouse of the sole shareholder of First Finance Limited held 2,250,000 shares of Terax, approximately 1.6% of the outstanding shares of Terax prior to the transaction. The assets of EEI were valued at the cost to the Sellers. The share price was determined based on the parties assessment of the value of the shares since, at the time of the sale, there was no market for our common stock. See page 2 of the 10-KSB/A and page 24 of the SB-2/A.

8.

We see that you assigned a value of zero to the 99,650,000 shares that you cancelled on June 13, 2005, which were previously held by an officer. Please expand your disclosure to also describe the circumstances under which you issued these shares, the date of issuance, and the accounting applied in recording that earlier issuance. Further explain the reasons for and terms of cancellation.

Response:

On June 13, 2005, Terax canceled 99,650,000 shares held by Bill Chester without consideration. These shares were part of 105,150,000 shares acquired by Mr. Chester October 2000 through August 2003 from Joseph Wilson, a former officer of Terax. The shares were issued at various times to Mr. Wilson. Of the 105,225,000 shares acquired by Mr. Chester in March 2005, Mr. Chester subsequently sold 5,000,000 to another officer of Terax. In June 2005, to facilitate the Company’s private placement offering, Mr. Chester agreed to cancel 99,650,000 shares held by him and retained 500,000 shares which he subsequently deposited in escrow pursuant to the Management Stock Pool Agreement dated June 7, 2005. These shares were subsequently cancelled upon Mr. Chester’s resignation from the Company. There were no additional terms with respect to Mr. Chester’s agreement to cancel the 99,650,000 shares. We have revised the disclosures to reflect the foregoing to include only the events which occurred during the period covered by the Company’s 10-KSB. See pages 2 and F-9 of the 10-KSB/A and page 47 of the SB-2/A.

Note 4— Management Stock Bonus Plan, page F-9

9.

We note your disclosure on page 2 explaining that members of management placed 5,500,000 shares of your common stock already owned by them into an escrow account where such shares would be held until determining whether “certain reserve and per day production milestones” were met, whereas such shares would then be returned to those individuals, if the conditions were met, or would otherwise revert to the company. Please expand the disclosure to discuss how you accounted for the common shares previously held by management when they were placed into escrow, and the method to be utilized when they are again released to management, or returned to your treasury. Disclose the reasons these individuals relinquished ownership of their shares.

Response:

The shares deposited into escrow pursuant to the Management Stock Pool Agreement dated June 7, 2005 by and among the Company, J. William Rhea and Bill Chester, were previously held by the Company’s former officers, Messrs Rhea and Chester. Subsequent to the period covered by the 10-KSB, 500,000 of said shares were cancelled and returned to treasury upon the resignation of Bill Chester. Pursuant to the Master Compromise and Settlement Agreement with Mr. Rhea, 4,200,000 shares which were issued in the name of Mr. Rhea were cancelled and returned to treasury and 800,000 were released to Mr. Rhea. While in escrow the shares remained in the names of Messrs. Rhea and Chester and were treated as part of the Company’s issued and outstanding shares with no change in accounting treatment. When the 4,200,000 shares were cancelled and returned they were no longer treated as no longer part of our issued and outstanding stock. We have revised the 10-KSB/A to reflect the foregoing. See page F-7 of the 10-KSB/A and page 47 of the SB-2/A .

Form 10-OSB/A for the Fiscal Quarter Ended December 31, 2005

General

10.	Please number the pages of your filing, sequentially.

Response:

We have revised to number the pages sequentially.

Financial Statements

Note 2— Stockholder’s Equity

11.	Please expand your disclosure to discuss the criteria that the company must meet in order for your CEO and CFO to earn the stock bonus.

Response:

The criteria for the CEO and CFO to earn the stock bonus were not determined as of the date of the 10-QSB/A. The criteria were determined by the Company’s Board of Directors on February 27, 2006 and is disclosed in the SB-2/A. See page 31 of the SB-2/A under the sub-heading “Recent Share Grants.”

12.

We note your disclosure stating that you “accepted subscriptions” for 739,000 units that were issued from August 8, 2005 through September 14, 2005. Please expand your disclosure to clarify whether these subscriptions are subject to refund; if they are, tell us why you believe your classification of these units as equity is appropriate. Also, given your disclosure on page 3 of your Form SB-2, explaining that in the event the registration statement is not filed or declared effective when due, you will be obligated to pay the investors liquidated damages in the amount of 1.5% of the purchase price for each month in which you are in default, please tell us why you believe your classification of the warrants as equity is appropriate, based on the guidance of EITF 00-19 paragraphs 14 through 18, and 25. Ordinarily, when the registration of shares underlying the warrants is outside of your control and/or when unregistered shares are subject to significant liquidated damages, such warrants are classified as liabilities and accounted for based on the guidance of EITF 00-19 paragraphs 9 and 10. It should be clear how you determined that this guidance would not yield different accounting treatment than the one you have reported in your financial statements. Further guidance can be found in Section IIB. 1 of the Current Accounting and Disclosure Issues in the Division of Corporation Finance on our website at http://www.sec.goy/djyjsjons/comfipjacctdjs I 20105.pdf.

Response:

The disclosure on page 3 of the Form SB-2, which details the liquidated damages in the event a registration statement is not filed or declared effective when due, is in reference to the securities purchase agreements entered into on February 7, 2006 (“2006 Units”). There are no such provisions related to the 739,000 units sold from August 8, 2005 through September 14, 2005 (“2005 Units”). The obligations of the company relative to the 2005 Units are that the company files a registration statement by March 14, 2006 and that it use its best efforts to have the registration statement declared effective. As such, the company has concluded that the warrants issued in connection with the 2005 Units are properly classified as equity instruments. The Company has accounted for the warrants in the 2006 Unit offering, in accordance with SFAS 133 “Accounting for Derivative instruments and Hedging Activities” and EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in a Company’s Own Stock”. See 10-QSB for period ended March 31, 2006 filed with the SEC on May 15, 2006.

Note 5—Note Payable

13.	We note your disclosure explaining that your $5 million promissory notes are due on demand after May 31, 2006. Please expand your disclosure to clarify whether this makes all of your properties, which secure the notes, subject to forfeiture after May 31, 2006.

Response:

We have revised to disclose that in the Event of Default, the holder of the notes has the right, but not the obligation, to seek remedies for repayment of the notes including, but not limited to foreclosure and sale of the secured assets. See page 5 of the 10-QSB/A.

Plan of Operations

Liquidity and Capital Resources

14.

Please revise the disclosure of your working capital amount to include the effect of the $4.1 million promissory notes due in May 2006, since current liability is part of the working capital definition, or expand your disclosure to provide the information required for non-GAAP measures under Item 10(h) of Regulation S-B. This comment also applies to the corresponding disclosure appearing on page 16 of your Form SB-2.

Response:

We have revised in accordance with your comment. See page 11 of the Form 10-QSB/A.

Satisfaction of Cash Obligations for the Next 12 Months

15.

We note your disclosure explaining that you are required to make certain lease payments, which are material obligations to you, to maintain your rights to develop and drill for oil and gas. Since these lease payments are material obligations to you, please expand your disclosure to include quantification of these lease payments.

Response:

We have revised in accordance with your comment. See pages 17 of the Registration Statement and 12 of the Form 10-QSB/A.

Controls and Procedures

16.

We note that you concluded that your disclosure controls and procedures were not effective as of December 31, 2005, but that they were effective after you implemented new procedures subsequent to December 31, 2005. However, we note that you concluded, in your Form l0-QSB for the fiscal quarter ended September 30, 2005, that your disclosure controls and procedures were effective after you implemented new procedures subsequent to September 30, 2005.

Please clarify the date you implemented new procedures that led to your effectiveness conclusion and revise your conclusion for disclosure controls and procedures in the Form l0-QSB, as appropriate, based on the wording used in the definition of disclosure controls and procedures per Exchange Act Rule I 3a-15(e) or 15d-15(e).

Additionally, if you implemented new procedures with respect to withdrawal and payment of your funds during the quarter ended December 31, 2005, tell us how you concluded that there were no changes in internal control over financial reporting occurring during such period that have materially affected, or are reasonably likely to affect, your internal control over financial reporting.

Response:

We have revised to disclose that, our controls and procedures were effective as of the period ended December 31, 2005 as a result of changes implemented in the quarter ended December 31, 2005. In addition, in view of the new procedures with respect to the withdrawal and payment of funds during the quarter ended December 31, 2005, we have revised to disclose there were changes in internal control over financial reporting for that period.

          Should you have any further questions, please do not hesitate to contact the undersigned at (212) 930-9700.

Sincerely,

/s/ Marcelle S. Balcombe

Marcelle S. Balcombe